PEOPLES BANCORP INC.
138 Putnam Street
PO Box 738
Marietta OH 45750

October 7, 2005

Angela Jackson
United States Securities and Exchange Commission
Division of Corporation Finance
Washington DC 20549

         Re:  Peoples Bancorp Inc.
              Form 10-K
              Filed March 15, 2005
              File No. 000-16772

Dear Ms. Jackson:

This letter is in response to your correspondence dated September 23, 2005, requesting additional information with respect to the above referenced filing.

Please be advised we are conducting a thorough review of our documentation for the hedging relationship referenced in your letter to ensure an appropriately detailed response. Consequently, we intend to provide the Commission with our response no later than October 17, 2005.

You may contact me at (740) 374-6112 should you have any questions or concerns.

Sincerely,

/s/ JOHN W. CONLON

John W. Conlon
Chief Financial Officer and Treasurer
Peoples Bancorp Inc.